FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 6, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AUO and Samsung Sign Settlement and Patent Cross License Agreement”, dated January 6, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: January 6, 2012	By:	/s/ Andy Yang
Name: Andy Yang
Title: Chief Financial Officer

Item 1

AU Optronics Corp.

January 6, 2012

English Language Summary

Subject: AUO and Samsung Sign Settlement and Patent Cross License Agreement.

Regulation:	Published pursuant to Article 2-49 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/01/06

Content:

1.	Date of occurrence of the event: 2012/01/06

2.	Company name: AU Optronics Corp.

3.	Relationship to the Company (please enter “head office” or “affiliate company”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

AU Optronics Corp. (“AUO”) (TAIEX: 2409; NYSE: AUO) and Korea’s Samsung Electronics Co. (“Samsung”) signed a settlement and patent cross license agreement. Both parties have agreed to license to the other specified patents and products owned by each party.

Both AUO and Samsung have made significant investments in the research and development of advanced display technologies and each has built a strong and extensive patent portfolio in the field of TFT-LCD. Both parties have agreed to license certain of their patents and products to the other on the basis of mutual respect for each other's intellectual property rights. The cross license will allow each company to innovate using the other company’s specified patented technologies for the further advancement of TFT-LCD technologies.

After signing of the settlement and patent cross license agreement, AUO and Samsung will dismiss all pending legal actions that have been filed against each other.

6.	Countermeasures: N/A

7.	Any other matters that need to be specified: N/A